WATSON FARLEY

&

WILLIAMS

ATHENS BANGKOK DUBAI DUSSELDORF FRANKFURT HAMBURG HANOI HONG KONG LONDON

MADRID MILAN MUNICH NEW YORK PARIS ROME SEOUL SINGAPORE SYDNEY TOKYO

December 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Icon Energy Corp.
Confidential Submission - Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of Icon Energy Corp. (the “Company”), a foreign private issuer organized under the laws of the Republic of the Marshall Islands, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) for non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). The Draft Registration Statement relates to a proposed public offering by the Company of units, each consisting of one common share of the Company (or alternatively, under certain circumstances, one pre-funded warrant to purchase one common share of the Company) and one warrant to purchase one common share of the Company.

The Company’s registration statement on Form F-1 (File No. 333-279394) (the “IPO Registration Statement”), relating to the Company’s initial public offering of its common shares, was fully reviewed by the Staff and declared effective by the Commission on July 11, 2024. Please note that the Company’s disclosure in the Draft Registration Statement is substantially similar to that contained in the IPO Registration Statement.

The Draft Registration Statement is being submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following the effective date of the IPO Registration Statement, and that it will publicly file its registration statement and nonpublic draft submission with respect to the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company confirms that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

Should you have any questions regarding this letter or the Draft Registration Statement, please do not hesitate to contact the undersigned, Filana R. Silberberg of Watson Farley & Williams LLP, counsel to the Company, at (212) 922-2225 or by email at FSilberberg@wfw.com.

Yours truly,

WATSON FARLEY & WILLIAMS LLP

By:	/s/ Filana R. Silberberg
Filana R. Silberberg